Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

February 27, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Weidberg and Rolaine Bancroft

Re:	American Honda Receivables LLC Registration Statement on Form SF-3 Filed December 2, 2024 File No. 333-283544

Ladies and Gentlemen:

On behalf of American Honda Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 23, 2024 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on December 2, 2024, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership which operates in temporary association with Hong Kong partnership Johnson Stokes & Master)
and Tauil & Chequer Advogados (a Brazilian law partnership).

February 27, 2025

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Form of Prospectus

Description of the Transfer and Servicing Agreements

Asset Representations Review, page 132

2.	We note your disclosure that the asset representations reviewer will perform a review of the Subject Receivables, which is defined on page 133 as “all Receivables outstanding ... that are more than 60 days delinquent as of the related Review Satisfaction Date.” Please revise your prospectus disclosure and form of transaction documents, as applicable, to state that the asset review will be performed on each receivable that is 60 or more days delinquent (rather than more than 60 days delinquent) (emphasis added), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

Response: We have revised the language on page 133 to update the definition of Subject Receivable. We will use the same definition in the transaction documents and throughout the prospectus.

3.	We note the term “Subject Receivables” that appears on page 133 is defined differently than in the Glossary on page 187. Please revise here and throughout your prospectus and transaction documents as necessary to reconcile.

Response: We have revised the language on page 187 in the Glossary to cross-reference the revised definition of “Subject Receivable” on page 133. We will include the same definition in the transaction documents and throughout the prospectus.

Underwriting, page 173

4.	We note your reference to Rule 15c6-1 of the Securities Exchange Act. Please revise your disclosure to reflect the final rule amendments adopted by the Commission shortening the standard settlement cycle for broker-dealer transactions in securities from two business days after the trade date to one business day after the trade date, unless otherwise expressly agreed to by the parties at the time of the transaction. Refer to Shortening the Securities Transaction Settlement Cycle, Exchange Act Release No. 34-96930 (February 15, 2023).

Response: We have revised the language on page 173 to reflect the standard cycle for broker-dealer transactions in securities is one business day after the trade date.

February 27, 2025

Part II - Information Not Required in Prospectus

Item 14(a). Exhibits, page II-1

5.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

Response: We have filed our remaining exhibits with Amendment No. 1.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart M. Litwin, at (312) 701-7373, or Melissa L. Kilcoyne, at (312) 701-7617. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin
Stuart M. Litwin

cc:	Masaharu Hirose Melissa L. Kilcoyne